UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2026

Chen Changzeng
Chief Executive Officer
Gewang International Industrial Holding Group Inc
Building 9, C, Industrial Innovation Base, China Korea
(Changchun) International Cooperation Demonstration Zone
China,130000

Re: Gewang International Industrial Holding Group Inc
Draft Registration Statement on Form F-1
Submitted August 19, 2026
CIK No. 0002135929

Dear Chen Changzeng:

Our preliminary review of your publicly filed submission indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your publicly filed submission may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the publicly filed submission and we will not issue comments on the publicly filed submission at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services